Filed Pursuant to Rule 433

Registration No. 333-228429

September 14, 2020

HOLLYFRONTIER CORPORATION

Pricing Term Sheet

$350,000,000 2.625% Senior Notes due 2023

$400,000,000 4.500% Senior Notes due 2030

	2023 Notes	2030 Notes

Issuer:	HollyFrontier Corporation

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Negative / Stable / Negative

Security Type:	Senior Unsecured Notes

Pricing Date:	September 14, 2020

Settlement Date:

September 28, 2020 (T+10)

It is expected that delivery of the notes will be made against payment therefor on or about September 28, 2020, which is the tenth business day following the trade date (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	October 1, 2023	October 1, 2030

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2021	April 1 and October 1, beginning April 1, 2021

Principal Amount:	$350,000,000	$400,000,000

Benchmark Treasury:	0.125% due September 15, 2023	0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	99-28+ / 0.162%	99-17+ / 0.672%

Spread to Benchmark Treasury:	+250 basis points	+385 basis points

Yield to Maturity:	2.662%	4.522%

Coupon:	2.625% The interest rate is subject to adjustment as set forth under “Description of Notes – Interest Rate Adjustment Based on Certain Rating Events” in the prospectus supplement.	4.500% The interest rate is subject to adjustment as set forth under “Description of Notes – Interest Rate Adjustment Based on Certain Rating Events” in the prospectus supplement.

Public Offering Price:	99.894% of the principal amount	99.824% of the principal amount

Optional Redemption:	The 2023 notes will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

Prior to July 1, 2030 (the “Par Call Date”), the 2030 notes will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes that would have been made if the notes matured on the Par Call Date (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

On or after the Par Call Date, the 2030 notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Offer:	If a change of control triggering event occurs with respect to the notes as set forth under “Description of Notes—Change of Control” in the prospectus supplement, then the issuer may be required to give the holders of the notes the opportunity to sell the issuer their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.	If a change of control triggering event occurs with respect to the notes as set forth under “Description of Notes—Change of Control” in the prospectus supplement, then the issuer may be required to give the holders of the notes the opportunity to sell the issuer their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

CUSIP / ISIN:	436106 AB4 / US436106AB48	436106 AC2 / US436106AC21

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Co-Managers:

Wells Fargo Securities, LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Citizens Capital Markets, Inc.

Comerica Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, or by emailing dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or by e-mailing prospectus@citi.com; MUFG Securities Americas Inc., toll-free at 1-877-649-6848, or by e-mailing prospectus@us.sc.mufg.jp; or TD Securities (USA) LLC toll-free at 1-855-495-9846.

This pricing term sheet supplements and updates the information contained in HollyFrontier Corporation’s preliminary prospectus supplement, dated September 14, 2020, relating to its prospectus dated November 16, 2018. Capitalized terms used herein but not defined have the meanings given to them in such preliminary prospectus supplement.